PRESS RELEASE

Schering AG reports 13% growth of operating profit in third quarter

Berlin, October 28, 2002 - Schering (FSE: SCH, NYSE: SHR) reported today that net sales continued to grow, recording a 5 per cent increase year-on-year to EUR 3,752 million (US$ 3,707 million)*. The overall growth, after adjustment for currency effects, amounted to 10 per cent in the first nine months of 2002. The operating profit for the first nine months rose 10 per cent to EUR 544 million (US$ 537 million)* which reflects a 13 per cent increase in the third quarter. Net income for the first nine months increased by 131 per cent to EUR 764 million (US$ 755 million)*, after adjustment for one-off effects by 9 per cent to EUR 361 million (US$ 357 million)*. Notably, one-off effects included the sale of our 24%-interest in Aventis CropScience, the expenditure on the purchase of rights to Leukine® in the new indication Crohn’s disease and the establishment of the Schering Foundation for the promotion of science and culture.

"The successful development of our business is based on the double digit growth of our strategic products Betaseron®, Fludara®, Yasmin® and Mirena®. Our US business continued its strong growth of 23% in US dollars," said Dr Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. " The delayed market entry of our hormone replacement therapies Climara Pro™ and Angeliq® will not affect our strategic goal to grow total sales to over 6 billion Euros by 2005."

" On the basis of these results, we confirm our outlook for our full year. We expect a high single-digit increase in sales on a constant currency basis. Excluding one-off effects we expect net income to show double-digit growth," said Professor Klaus Pohle, CFO and Vice-Chairman of the Executive Board of Schering AG.

The complete interim report Q1-3 2002 can be found at: www.schering.de.

Schering holds a press conference in Berlin today at 10.15 hours CET. The following additional documents from the conference can also be viewed on our website www.schering.de.

Speech by Dr. Hubertus Erlen Charts of the presentation by Dr. Hubertus Erlen Charts of the presentation by Prof. Klaus Pohle, Vice-Chairman and CFO

An analyst conference call will be held and webcast on our web-site www.schering.de at 16.00 hours CET.

Key figures in EUR million/US$ million* - Q1-3/2002 vs. Q1-3/2001

	Q1-3/2002		Q1-3/2001		change y-o-y	full y2001
	EUR	US$	EUR	US$		EUR
Net sales	3,752	3,707	3,578	3,535	+5%	4,842
Operating profit	544	537	494	488	+10%	668
Net income (absolute)	764	755	331	327	+131%	418
Net income (adjusted)**	361	357	331	327	+9%	418
Basic EPS (absolute)	3.87	3.82	1.67	1.65	+132%	2.11
Basic EPS (adjusted)**	1.83	1.81	1.67	1.65	+10%	2.11

* Conversion rate EUR –US$ was the FX rate on September 30, 2002
(1 EUR = 0.9879 US$ / 1 US$ = 1.0122 EUR)

** Excluding one-off effects, in particular sale of our share in Aventis CropScience and expenditure on acquisitions

Key figures in EUR million/US$ million* - Q3/2002 vs. Q3/2001

	Q3/2002		Q3/2001		change y-o-y	full y2001
	EUR	US$	EUR	US$		EUR
Net sales	1,212	1,197	1,169	1,155	+4%	4,842
Operating profit	146	144	129	127	+13%	668
Net income (absolute)	–73	–72	67	66	–209%	418
Net income (adjusted)**	82	81	67	66	+22%	418
Basic EPS (absolute)	–0.37	–0.37	0.34	0.34	–209%	2.11
Basic EPS (adjusted)**	0.42	0.41	0.34	0.34	+24%	2.11

* Conversion rate EUR –US$ was the FX rate on September 30, 2002 (1 EUR = 0.9879 US$)

** Excluding one-off effects, in particular sale of our share in Aventis CropScience and expenditure on acquisitions

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control& Hormone Therapy, Diagnostics& Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R& D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Business Communication: Oliver Renner, Tel.: +49-30-468 124 31, oliver.renner@schering.de

Business Communication: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96; friedrich.vonheyl@schering.de Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38; peter.vogt@schering.de

Your contacts in the US:

Media Relations: Jane Kramer, Tel: +1-973-487 2246, jane_kramer@berlex.com

Investor Relations: Joanne Marion, Tel: +1-973-487 2164, joanne_marion@berlex.com

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U. S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Q1-3/2002 at a glance

  Increase in sales after adjusting for currency effects: 10%

  23% growth in US business after adjusting for currency effects

  Operating profit and net income (excluding one-off effects) up by 10% and 9% respectively

Key data	EURm		Change	EURm		Change
	Q1-3/2002	Q1-3/2001	in %	Q3/2002	Q3/2001	in %
Net sales	3,752	3,578	+5%	1,212	1,169	+4%
Gross profit	2,852	2,691	+6%	931	877	+6%
Operating profit	544	494	+10%	146	129	+13%
Net income	764	331	+131%	–73	67	–209%
Net income, adjusted*	361	331	+9%	82	67	+22%
Cash flow	556	489	+14%	185	134	+38%

Basic earnings per share (EUR)	3.87	1.67	+132%	–0.37	0.34	–209%
Basic earnings per share, adjusted* (EUR)	1.83	1.67	+10%	0.42	0.34	+24%
Number of employees (average)	26,108	24,931	+5%	–	–	–

* Excluding one-off effects, in particular sale of Aventis CropScience and expenditure on acquisitions

Top-selling products			Sales Q1-3/2002	Change from Q1-3/2001
			EURm	absolute	currency-adjusted
1.	Betaferon®/Betaseron®	(therapeutics)	574	+17%	+21%
2.	Magnevist®	(diagnostics)	236	+4%	+8%
3.	Iopamiron®	(diagnostics)	221	–13%	–5%
4.	Ultravist®	(diagnostics)	182	0%	+3%
5.	Diane®	(gynecology)	176	+7%	+12%
6.	Fludara®	(therapeutics)	111	+10%	+15%
7.	Yasmin®	(fertility control)	102	>100%	>100%
8.	Microgynon®	(fertility control)	101	–4%	+6%
9.	Mirena®	(fertility control)	99	+40%	+43%
10.	Meliane®	(fertility control)	93	+2%	+13%
	Total		1,895	+11%	+16%
Total as % of net sales	51%

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

The Schering AG share

The 3rd quarter was dominated by a difficult market environment, the impact of which the Schering AG share was unable to escape completely. The share price closed at the end of September at 48.50EUR, around 18% down from the beginning of the year. It considerably outperformed the relevant indices DAX, STOXX Healthcare and MSCI World Pharma& Biotech, which fell by an average of 30% over the same period.

For the first time we used Schering AG shares as payment when we acquired the American gene therapy company Collateral Therapeutics. The shares repurchased for this purpose have been back in free circulation since July 2002. In the 3rd quarter we acquired around a million shares under our share buyback program.

In September it was announced that for the fourth time in succession the Schering AG share had been included in the Dow Jones Sustainability World Index (DJSI World). This index reflects the business trends of companies which adhere to the principles of sustainability.

Schering AG share ratios	Q1-3/2002	Q1-3/2001	Q3/2002	Q3/2001	Year 2001
Basic earnings per share, adjusted* (EUR)	1.83	1.67	0.42	0.34	2.11
Cash flow per share (EUR)	2.82	2.47	0.94	0.68	3.30

	Sept. 30, 2002	Sept. 30, 2001	Dec. 31, 2001
Share price (EUR)	48.50	54.68	59.60
Market capitalization (EURm)	9,555	10,827	11,801
Equity (EURm)	2,910	2,463	2,556
Number of shares (in millions)	197	198	198

*Excluding one-off effects, in particular sale of Aventis CropScience and expenditure on acquisitions

Business trends in the Schering AG Group

Q1-3/2002

Net sales by Region	EURm		Change from Q1-3/2001				% of total
	Q1-3/2002	Q1-3/2001	Total	Volume/Price	Currency	Structure*	Q1-3/2002	Q1-3/2001
Europe Region	1,770	1,644	+8%	+9%	–1%	0%	47%	46%
United States Region	940	798	+18%	+20%	–5%	+3%	25%	22%
Japan Region	424	473	–10%	–3%	–7%	0%	11%	13%
Latin America/ Canada Region	326	371	–12%	+11%	–23%	0%	9%	10%
Asia/Middle East Region	176	164	+7%	+8%	–1%	0%	5%	5%
Other Activities	116	128	–10%	–9%	–1%	0%	3%	4%
Total	3,752	3,578	+5%	+10%	–5%	0%	100%	100%

* Effects from acquisitions and divestments

Q3/2002

Net sales by Region	EURm		Change from Q3/2001				% of total
	Q3/2002	Q3/2001	Total	Volume/Price	Currency	Structure*	Q3/2002	Q3/2001
Europe Region	568	535	+7%	+9%	–1%	–1%	47%	46%
United States Region	308	271	+14%	+15%	–9%	+8%	26%	23%
Japan Region	148	158	–6%	+1%	–7%	0%	12%	13%
Latin America/ Canada Region	99	120	–19%	+18%	–37%	0%	8%	10%
Asia/Middle East Region	55	53	+2%	+4%	–2%	0%	4%	5%
Other Activities	34	32	+6%	+9%	–3%	0%	3%	3%
Total	1,212	1,169	+4%	+10%	–7%	+1%	100%	100%

* Effects from acquisitions and divestments

Net sales

As a result of strong volume growth, sales in the Schering AG Group continued to grow, recording a 5% increase. The overall increase, after adjusting for currency effects, amounted to 10%. Negative currency effects, which worsened in the 3rd quarter, impacted on all our business, but particularly in the countries of Latin America.

In Europe, our Region with the highest sales, we achieved a good 9% increase in sales after adjusting for currency effects. Our United States Region continued to show strong growth (+ 23% after currency adjustment), and accounted for 25% of the total sales of the Schering AG Group. Major factors contributing to success in the United States Region have been an increase in the Fertility Control& Hormone Therapy business area (+40% after currency adjustment) and in sales of Betaferon® (+27% after currency adjustment). Volume increases in Japan have helped to offset the downturn in sales there, caused primarily by the weakness of the yen and government-imposed price regulation. In our Latin America/Canada Region, good volume/price growth of 18% in the 3rd quarter was not enough to compensate for severe negative currency effects in Latin America, with the result that sales decreased by 12% over the first nine months. In our Asia/Middle East Region, sales increased by 8% after adjusting for currency effects.

The Fertility Control& Hormone Therapy business area recorded growth of 15% after adjusting for currency effects. The outstanding growth rates recorded by Yasmin® and Mirena® reinforce our position as the world leader in the area of fertility control. Sales in our Specialized Therapeutics business area increased by 14% after adjusting for currency effects. Betaferon® maintained its high pace of growth (+21% after currency adjustment). It recorded increased sales in all our Regions and continues to be very well received by physicians and patients. Our oncology business likewise performed very well, recording an increase of 24% after adjusting for currency effects. Sales in Diagnostics& Radiopharmaceuticals decreased slightly by 1% as a result of currency effects, resulting in a growth of 3% after currency adjustment.

Operating profit and net income

The operating profit of EUR544 million showed an increase of 10% from the comparable figure for the previous year. The net income of EUR764 million reflects one-off effects, particularly from the sale of our share in Aventis CropScience, the acquisition of rights to the project to develop Leukine® in the indication for Crohn’s disease and the establishment of the Schering Foundation for the promotion of science and culture (endowment: EUR20 million). Excluding these one-off effects, net income rose by 9% to EUR361 million.

Sales trends by Region

Europe Region

Sales in our Europe Region rose by 8% to EUR1,770 million. We achieved high single-digit growth rates in the Region’s major markets –Germany, France, Italy and Spain –while growth rates in Eastern Europe again ran into double digits.

In the Fertility Control& Hormone Therapy business area, sales increased by 9% during the first nine months of the year. The good reception enjoyed by our new oral contraceptive Yasmin®, which generated an increase of EUR18 million over the comparable period of the previous year to EUR38 million, enabled us to maintain and build on our very strong market position in this area. Yasmin®, which is already available in 14 European countries, is to be introduced in Italy and Spain by mid 2003. We have acquired a distribution license for Testogel® for the majority of European countries. Our intention here is to establish a strong market position in the area of hormone replacement preparations for men.

In Specialized Therapeutics, sales increased by 12% to EUR628 million. Betaferon®, our strongest selling product, recorded an increase of 14%. Betaferon® is the most widely used product in Europe for the treatment of multiple sclerosis (MS). In the field of oncology, sales of Bonefos® were up by 30%. In order to expand our product portfolio in hematological oncology, we have applied for approval of Fludara® as a first-line treatment and launched Fludara® Oral in additional markets in the Europe Region.

In the Diagnostics& Radiopharmaceuticals business area, we recorded a significant increase of 16% in sales for magnetic resonance imaging (MRI) products. Both Magnevist® and the newly launched Gadovist® underscore our leading position in this area. Demand for Gadovist®, which can be used to visualize the number and position of lesions in brain metastases or multiple sclerosis, was particularly high in Germany.

Sales in the Dermatology business area rose by 4% after adjusting for currency effects. To expand our psoriasis portfolio we have acquired a distribution license for Psorcutan® Beta. This product, developed for the fast and effective treatment of psoriasis, is to be launched in November 2002.

United States Region

In our United States Region, sales increased by 18% to EUR940 million. Adjusted to take into account currency effects, the increase amounted to 23% in the first nine months of the year.

Buoyant sales of Yasmin® (up by EUR54 million to EUR62 million) and Mirena® were the main factors contributing to an increase of 34% to EUR192 million in the Fertility Control& Hormone Therapy business area. Sales of Yasmin® continue to exceed our expectations. Accounting for more than 5% of new prescriptions in September 2002, Yasmin® continues to be the most successful oral contraceptive launched in the United States in recent years. The high rate of acceptance of Mirena® is reflected in a EUR17 million increase in sales to EUR25 million.

In the Specialized Therapeutics business area, sales increased 17% to EUR411 million. We registered a 27% increase in sales of Betaferon® after adjustment for currency effects to EUR242 million. This rise resulted primarily from the new formulation introduced in May which enables the product to be kept at room temperature. Despite increased competition, Betaferon® continues to retain a 22% share of the market. Leukine®, which we acquired in July 2002 to expand our oncological product portfolio, contributed to our growth in the United States with sales of EUR22 million.

Good volume growth of 13% accounted for a 9% increase in sales to EUR330 million in the Diagnostics& Radiopharmaceuticals business area. Increased sales of Magnevist® (+9%), our top-selling product in this Business Area, contributed substantially to this growth. We recorded a pleasing rise of 12% to EUR185 million in sales of application technologies for contrast media.

Japan Region

Negative currency effects and price reductions imposed by the government continue to have a severe effect on our business in Japan. Sales in our Japan Region decreased by 10% to EUR424 million over the first nine months of 2001. The downturn in sales in the 3rd quarter was attributable above all to the continuing weakness of the yen, whereas we recorded a slight positive volume/price increase.

In the Fertility Control& Hormone Therapy business area, in which sales increased after adjustment for currency effects by 11% to EUR22 million, Triquilar® defended its position as market leader. The 24% increase in sales after adjustment for currency effects reflects a growing acceptance of hormonal contraception in Japan, indicating that we can anticipate a further increase in demand for oral contraceptives in the coming years.

Sales in Specialized Therapeutics fell by 2% to EUR93 million after adjusting for currency effects. Sales of Betaferon®, however, increased substantially as a result of increased patient numbers. Our targeted information campaign on multiple sclerosis and its treatment is increasingly paying off.

In Diagnostics& Radiopharmaceuticals, which generates the strongest sales in this Region, the downturn in sales has continued to slow, amounting to –5% in the first nine months after adjusting for currency effects. Iopamiron® managed to hold on to its position as market leader in the field of X-ray contrast media in the face of increasingly intensive competition. In order to strengthen our portfolio, we plan to launch the MRI contrast medium Resovist®, for which we received approval in Japan at the beginning of October.

Latin America/Canada Region

In the wake of severe negative currency effects (–23%), sales in our Latin America/Canada Region fell by 12% to EUR326 million. The continuing positive volume/price trend in most of the countries only partially compensated for the fall in exchange rates within the Region. In particular, the progressive devaluation of the Argentinean peso and Brazilian real led to a drop in sales of 62% and 5% respectively in these countries. We achieved good volume increases in Brazil (+7%) and Canada (+9%), as well as in the countries of Central America.

In the Fertility Control& Hormone Therapy business area, we recorded a downturn in sales of 11%, resulting largely from heavy exchange rate losses (–24%). Sales after adjusting for currency effects, by contrast, rose by 13%, due mainly to price increases (+12%). The slight positive effect of volume increases is attributable mainly to the good development of Diane® (+14%). In particular, both Canada (+28%) and Brazil (+6%) recorded positive volume growth. Our new products Mirelle®, Miranova® and Mirena® continued to be well received by the market.

Sales volumes in Specialized Therapeutics were up 3%, while overall sales in this area decreased by 8%. Volume increases in sales of Betaferon® (+7%), particularly in Brazil, Mexico and Venezuela, compensated for a negative volume effect for sales of Androcur®.

In the Diagnostics& Radiopharmaceuticals business area, there was a continued downturn in sales
(–6% after adjusting for currency effects), caused mainly by generic competition for Iopamiron® in Mexico and Peru.

Asia/Middle East Region

Sales in our Asia/Middle East Region rose by 7% to EUR176 million over the same period last year. Growth was largely based on strong volume increases (+11%), while prices decreased slightly (–3%).

With a 21% increase in sales to EUR75 million, Fertility Control& Hormone Therapy continues to record the strongest growth within the Region. The newly introduced Yasmin® performed particularly well in the Middle East, while Mirena® and, in particular, Diane®, the strongest selling product within this business area, both developed well.

Sales in the Specialized Therapeutics business area were up 10% to EUR23 million, due largely to the 24% growth in Betaferon® sales to EUR7 million.

In a climate of very intensive competition, sales in the Diagnostics& Radiopharmaceuticals business area decreased by 4% to EUR58 million in the reporting period. Increased volumes (+1%) were not enough to compensate for falling prices (–3%). This trend is reflected particularly clearly in our strongest selling product in the Region, Ultravist®: while the sales volume increased by 9%, negative price and currency effects held down the overall increase to 3%.

Sales trends by Business Area

Q1-3/2002

Sales by Business Areas and important indication areas*	EURm		Change from Q1-3/2001				% of total
	Q1-3/2002	Q1-3/2001	Total	Volume/Price	Currency	Structure**	Q1-3/2002	Q1-3/2001
Fertility Control& Hormone Therapy	1,223	1,133	+8%	+15%	–7%	0%	33%	32%
Fertility control	938	829	+13%	+20%	–7%	0%	25%	23%
Hormone therapy	280	299	–7%	0%	–7%	0%	7%	8%
Specialized Therapeutics	1,209	1,095	+10%	+13%	–4%	+1%	32%	31%
Central nervous system (CNS)	640	560	+14%	+18%	–4%	0%	17%	16%
Cardiovascular	147	163	–10%	–6%	–4%	0%	4%	5%
Oncology	307	258	+19%	+15%	–5%	+9%	8%	7%
Diagnostics& Radiopharmaceuticals	1,035	1,048	–1%	+3%	–4%	0%	28%	29%
X-ray contrast media	487	531	–8%	–3%	–5%	0%	13%	15%
MRI contrast agents	246	233	+6%	+10%	–4%	0%	7%	6%
Radiopharmaceuticals	110	112	–2%	–1%	–1%	0%	3%	3%
CM application technologies	185	165	+12%	+17%	–5%	0%	5%	5%
Dermatology	167	172	–3%	+5%	–8%	0%	4%	5%
Other sources	118	130	–10%	–8%	–2%	0%	3%	3%
Total	3,752	3,578	+5%	+10%	–5%	0%	100%	100%

* The indented figures do not add up to the total sales figures for the respective Business Area, because the total figures also include other indication areas

** Effects from acquisitions and divestments

Q3/2002

Sales by Business Areas and important indication areas*	EURm		Change from Q3/2001				% of total
	Q3/2002	Q3/2001	Total	Volume/Price	Currency	Structure**	Q3/2002	Q3/2001
Fertility Control& Hormone Therapy	398	383	+3%	+13%	–10%	0%	33%	33%
Fertility control	303	275	+10%	+20%	–10%	0%	25%	24%
Hormone therapy	93	107	–14%	–4%	–10%	0%	8%	9%
Specialized Therapeutics	395	350	+13%	+15%	–6%	+4%	33%	30%
Central nervous system (CNS)	209	187	+12%	+18%	–6%	0%	17%	16%
Cardiovascular	47	44	+8%	+15%	–7%	0%	4%	4%
Oncology	100	83	+21%	+1%	–7%	+27%	8%	7%
Diagnostics& Radiopharmaceuticals	337	347	–2%	+4%	–6%	0%	28%	30%
X-ray contrast media	159	173	–8%	–1%	–7%	0%	13%	15%
MRI contrast agents	80	77	+4%	+11%	–7%	0%	7%	7%
Radiopharmaceuticals	33	35	–5%	–2%	–3%	0%	3%	3%
CM application technologies	62	59	+7%	+17%	–10%	0%	5%	5%
Dermatology	51	56	–7%	+2%	–9%	0%	4%	4%
Other sources	31	33	–9%	–4%	–5%	0%	2%	3%
Total	1,212	1,169	+4%	+10%	–7%	+1%	100%	100%

* The indented figures do not add up to the total sales figures for the respective Business Area, because the total figures also include other indication areas

** Effects from acquisitions and divestments

Fertility Control& Hormone Therapy

With a continuing high growth rate of 20% based on local currencies, business in fertility control products was once again one of the major factors driving growth. Nevertheless, negative currency effects (–7%), caused above all by the situation in Latin America, had a considerable impact on this indication area.

Our strategy of combining both safe contraception and additional benefits in new products has continued to enable us to outpace the rest of the market in terms of growth. Our new fertility control products Yasmin® and Mirena®, in particular, have played a major part here. Yasmin® has increased its market share in all the countries in which it is marketed. In the United States, a strategically important market for us, its share of new prescriptions had already increased to 5.2% in September (compared with 4.5% in June). With the planned launch of the product in other European countries over the coming months, Yasmin® offers the prospect of further growth potential for us.

Sales of hormone therapy products, after adjusting for currency effects, remained at the previous year’s level in the first nine months of the year.

Specialized Therapeutics

Strong growth in the CNS indication area continues to be driven by the outstanding performance of Betaferon® (+17%). The introduction of a user-friendly formulation, which enables the preparation to be kept at room temperature, gives Betaferon® patients greater flexibility in their daily lives. Betaferon® is the only MS product approved in the United States to have this important advantage.

The development in other important markets such as Japan and Germany also exceeded our expectations. In Japan the majority of MS patients are treated with our product.

New data on the effect of Betaferon® on the very aggressive primary progressive form of multiple sclerosis, which has been little researched up to now –some 15% of MS patients are affected by it –, were presented recently at the ECTRIMS Congress in Baltimore/USA. In the study, Betaferon® proved to be an effective treatment for this course of the disease, too.

In the area of Oncology, the launch of Campath®/MabCampath™ in the United States and Europe contributed to growth. With this preparation we can offer patients with chronic lymphocytic leukemia (CLL) an additional treatment option. Recently published study data substantiate that CLL patients have improved survival chances after being treated with Campath®.

With the addition of Leukine® in the United States at the end of July, we have been able to add a further promising growth product to our portfolio.

Diagnostics& Radiopharmaceuticals

The downturn in sales in the Diagnostics& Radiopharmaceuticals business area is attributable mainly to negative currency effects and government-imposed price cuts in Japan.

In the 3rd quarter we were, nevertheless, able to further stabilize business in X-ray contrast media (–1% after adjusting for currency effects), which has been particularly affected by price reductions in Japan. Outside Japan the price situation remained stable in a business which has for a long time been hit by price wars.

Our sales of MRI contrast agents developed very positively. Demand remained high in this indication area, particularly for our leading product in the market, Magnevist®.

The continuing high level of demand for application technologies for contrast media also resulted in a very satisfactory rise in sales.

Dermatology

Negative currency effects, particularly in Latin America, were the main factor contributing to a decrease in sales of 3%, while sales after adjusting for currency effects rose by 5%.

Acquisitions and partnerships

With the takeover of Collateral Therapeutics, the acquisition of all rights to Leukine® and the purchase of the Finnish radiopharmaceutical company MAP Medical Technologies Oy, Schering AG finalized three strategic acquisitions in the 3rd quarter of the year.

On July 2, 2002, the shareholders of Collateral Therapeutics approved Schering AG’s takeover of their company, including its 70 employees, in a stock for stock transaction. The integration of Collateral Therapeutics, a world leader in the field of innovative gene-therapy preparations, strengthens our position in this future-oriented field. The company’s leading development projects are aimed at the regenerative treatment of cardiovascular diseases.

At virtually the same time we acquired the Finnish company MAP Medical Technologies Oy with 20 employees. With this acquisition we are further expanding our expertise in the field of radiopharmaceuticals and, simultaneously, strengthening our sales network in the north and east of Europe.

The acquisition of Leukine®, which strengthens Schering AG’s position in the field of cancer therapy, was completed on July 17, 2002. Leukine® is used in hematological oncology to boost the immune system by creating white blood cells. With the simultaneous purchase of the rights to Phase II clinical trials of Leukine® for the Crohn’s disease indication, this acquisition has opened up further growth possibilities for us. The share of the purchase price relating to the Crohn’s disease indication was charged to expenditure in the 3rd quarter.

In August Schering AG acquired licensing rights for Europe and the United States from the Japanese pharmaceutical company Asahi Kasei Corporation for the injectable formulation of the innovative cardiovascular active ingredient fasudil. The intravenous formulation of fasudil, which is primarily developed for the treatment of vasoconstriction after cerebral hemorrhages, is already marketed by Asahi Kasei in Japan. Schering has owned the rights for the oral administration form of fasudil, which it is developing with Asahi Kasei for the treatment of angina pectoris, since 2001. The relevant clinical trials are in Phase II.

Patent infringement litigation

The patent dispute with the Swiss company Serono S. A. over a technology patented by us was settled in July 2002. The patented technology relates to the production of human beta interferon in mammalian Chinese hamster ovary cells (CHO), as well as to its manufacture, use and sale in the United States. Under the terms of the agreement, Serono is granted the non-exclusive license to market its product in the United States in return for the payment of the appropriate license fees.

Capital expenditure

Capital expenditures in 2002 will total EUR290 million, a considerable increase on the EUR229 million spent in 2001. This is mainly attributable to increased spending on production facilities due to a higher demand for our products. Of this investment, 58% will relate to Germany, and 14% to the remaining countries of the European Union and the United States respectively.

In Europe we are expanding capacity in our plants at Weimar, Germany, and Lys-Lez-Lannoy, France. At the Bergkamen site in Germany we are continuing the expansion of chemical and microbiological active-ingredient production. In Finland we have started to set up a development and production facility for the use of the innovative DELVIVO™ technology. This technology enables active ingredients in drugs to be administered to the body over long periods and at a constant volume.

In Richmond, California, our biotechnological development facility for the development and production of active ingredients for angiogenic gene therapy (AGT) and future active ingredient candidates is to be expanded. AGT is used to treat coronary artery disease.

Personnel

Personnel	Q1-3/2002	Q1-3/2001	Change	Year 2001
Employees*	26,108	24,931	+ 5%	25,056
Personnel costs in EURm**	1,198	1,134	+ 6%	1,531

* Average

** Wages and salaries, social security and support payments, pensions

Number of employees (average)	Q1-3/2002	Q1-3/2001	Change
Corporate services	8,186	7,681	+ 7%
Europe Region	8,181	8,006	+ 2%
United States Region	3,330	2,988	+ 11%
Japan Region	1,628	1,730	–6%
Latin America/Canada Region	2,518	2,488	+ 1%
Asia/Middle East Region	1,477	1,401	+ 5%
Other employees	788	637	+ 24%
Total	26,108	24,931	+ 5%

The increase in personnel in Corporate services is largely the result of an increase in staff in Production and Research& Development. The increase in the United States reflects the expansion of our Fertility Control& Hormone Therapy sales force. The figures also include for the first time staff taken over as a result of our acquisitions in the United States. The decline in staff numbers in Japan was due to the synergies following the merger of subsidiaries within Nihon Schering K. K. The rise in
Other employees resulted from the expansion of hormone production at our subsidiary Proquina in Mexico.

Consolidated Income Statements

(EURm)
	Q1-3/2002	Q1-3/2001	Change	Q3/2002	Q3/2001	Change	Year 2001
Net sales	3,752	3,578	+5%	1,212	1,169	+4%	4,842
Cost of sales	–900	–887	+1%	–281	–292	–4%	–1,215
Gross profit	2,852	2,691	+6%	931	877	+6%	3,627
Cost of
marketing and selling	–1,218	–1,161	+5%	–396	–387	+2%	–1,601
engineering and administration	–408	–370	+10%	–139	–114	+22%	–525
research and development	–699	–655	+7%	–249	–233	+7%	–864
Other operating expenses/income	17	–11		–1	–14		31
Operating profit	544	494	+10%	146	129	+13%	668
Net income from investments	44	64	–31%	–1	4	–125%	62
Interest result	–24	–33	–27%	–7	–5	+40%	–45
Other financial result	–13	2		–5	–10		13
Income from disposal of Aventis CropScience	689	–		–	–		–
Expenditure on acquisitions	–262	–		–262	–		–
Profit on ordinary activities	978	527	+86%	–129	118	–209%	698
Taxes on profit	–215	–192	+12%	57	–51	–212%	–270
Income after taxes	763	335	+128%	–72	67	–207%	428
Minority interests in profits/losses	1	–4		–1	0		–10
Net income	764	331	+131%	–73	67	–209%	418

Basic earnings per share (EUR)	3.87	1.67	+132%	–0.37	0.34	–209%	2.11
Diluted earnings per share* (EUR)	3.85	1.66	+132%	–0.37	0.33	–212%	2.10

* Diluted by stock options issued as part of Long-Term Incentive Plans for employees

Our newly launched products have continued to ensure that our gross profit (+6%) has grown more strongly than sales. To some extent we have been able to offset negative currency effects with profits from exchange-rate hedging positions. The rise in the Costs of engineering and administration in the 3rd quarter of 2002 is largely due to validation costs resulting from the project to concentrate production of liquid and solid pharmaceuticals at the Berlin site. Overall, our operating profit for the first nine months of the year rose by 10% to EUR544 million.

The profit contribution from Aventis CropScience for the period from January to May 2002 (EUR45 million) was markedly down from the first nine months of the previous year (EUR83 million).

In addition to the profit from the sale of Aventis CropScience (EUR689 million), other one-off effects from expenditure on acquisitions totaling EUR262 million are reported separately. This figure largely comprises expenditure on the purchase of rights to Leukine® in the new indication Crohn’s disease and for the formation of the Schering Foundation for the promotion of science and culture (endowment: EUR20 million).

The item Taxes on profit also includes various tax risks and effects relating to acquisitions. After being adjusted to take account of these one-off effects after tax, net income totaled EUR361 million, 9% up on the comparable figure for the previous year.

Consolidated Balance Sheets

(EURm)
Assets	September 30, 2002	December 31, 2001

Goodwill	461	374
Other intangible assets	443	280
Property, plant and equipment	1,225	1,260
Financial assets	104	666
Fixed assets	2,233	2,580

Inventories	993	881
Receivables and other assets	1,514	1,507
Marketable securities	278	103
Cash and cash equivalents	413	192
Other non-current and current assets	3,198	2,683
	5,431	5,263
Equity and liabilities	September 30, 2002	December 31, 2001

Paid-up capital	528	528
Retained earnings
at January 1	2,028	1,769
Dividend payments by Schering AG for previous years	–164	–198
Net income	764	418
Change in market value of financial instruments	–23	32
Translation adjustments	–161	7
Acquisition of Collateral Therapeutics	148	–
Purchase of treasury shares	–210	–
Retained earnings at September 30 / December 31	2,382	2,028
Shareholders’equity	2,910	2,556
Minority interests	21	15

Non-current provisions and liabilities	1,047	1,329
Current provisions and liabilities	1,453	1,363
Provisions and liabilities	2,500	2,692
	5,431	5,263

The increase in Goodwill and Other intangible assets resulted largely from the acquisition of Collateral Therapeutics and the purchase of rights to Leukine®. The fall in Financial assets is attributable to the sale of our interest in Aventis CropScience.

Non-current provisions and liabilities reflect the EUR500 million reduction in provisions for pensions connected with a further allocation of funds to the “ Schering Pension Trust”.

The equity-to-assets ratio rose from 49% at the end of 2001 to 54% on September 30, 2002.

Consolidated Cash Flow Statements

(EURm)	Q1-3/2002	Q1-3/2001	Year 2001

Income after taxes	763	335	428
Depreciation of fixed assets	217	213	286
Increase in long-term provisions	28	42	61
Other non-cash expenses and income	–41	–95	–109
Result from disposal of fixed assets	–635	–6	–13
Purchase of Leukine® development project	224	–	–
Cash flows before working capital changes	556	489	653
Change in inventories and receivables	–243	–71	–72
Change in liabilities and provisions (other than long-term)	129	32	89
Cash flows from operating activities	442	450	670

Purchase of fixed assets	–445	–243	–388
Proceeds from disposal of fixed assets	1,559	23	42
Purchase and sale of marketable securities	–185	27	300
Purchase of Leukine® development project	–224	–	–
Cash flow on acquisition of business net of cash acquired	8	0	–171
Cash flows from/used in investing activities	713	–193	–217

Dividends paid	–164	–198	–198
Change in financial liabilities	–43	–67	–37
Funding of “ Schering Pension Trust”	–500	–	–300
Purchase of treasury shares	–210	–	–
Cash flows used in financing activities	–917	–265	–535

Net change in cash and cash equivalents	238	–8	–82
Effects of exchange-rate movements on cash and cash equivalents	–17	–5	0
Cash and cash equivalents at January 1	192	274	274
Cash and cash equivalents at September 30 / December 31	413	261	192

Cash flows before working capital changes rose by 14% compared to the previous year. The figure for funds tied up in inventories and receivables is higher than the change in the related balance sheet figures. This is due to the currency translation of the Change in inventories and receivables using the transaction exchange rates. In the case of important currencies such as the US dollar, these rates were higher than the balance sheet rates used to translate all the items on the balance sheet. The increase in inventories essentially results from the expansion of production for drospirenone, an active ingredient in Yasmin®.

The Proceeds from disposal of fixed assets reflect, in particular, the sale of our interest in Aventis CropScience. The Cash flows used in financing activities reflect the further allocation of funds to the “ Schering Pension Trust”and the buying back of our own shares under our share buyback scheme.

Segment reporting

(EURm)
Q1-3/2002	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment perform- ance	Change year- on-year	Segment result	Change year- on-year
Europe Region	2,462	692	1,770	+8%	788	+11%	431	+18%
United States Region	944	4	940	+18%	252	+13%	62	+88%
Japan Region	425	1	424	–10%	160	–3%	70	+1%
Latin America/ Canada Region	363	37	326	–12%	108	–15%	34	–55%
Asia/Middle East Region	184	8	176	+7%	68	+11%	30	–14%
Other Activities	205	89	116	–10%	63	–3%	23	–26%
Segment total	4,583	831	3,752	+5%	1,439	+6%	650	+7%
Research and development expenses	–	–	–	–	–699	+7%	–	–
Central production overheads and production variances	–	–	–	–	–90	+1%	–	–
Other	–	–	–	–	–106	–9%	–106	–9%
Schering AG Group	4,583	831	3,752	+5%	544	+10%	544	+10%
(EURm)
Q1-3/2001	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment perform- ance	Change year- on-year	Segment result	Change year- on-year
Europe Region	2,310	666	1,644	+9%	713	+12%	366	+4%
United States Region	804	6	798	+6%	223	–1%	33	–21%
Japan Region	473	0	473	–1%	165	–6%	69	–16%
Latin America/ Canada Region	391	20	371	+8%	127	+9%	76	+6%
Asia/Middle East Region	168	4	164	+10%	61	+11%	35	+9%
Other Activities	195	67	128	+12%	65	+20%	31	+41%
Segment total	4,341	763	3,578	+7%	1,354	+7%	610	+1%
Research and development expenses	–	–	–	–	–655	+14%	–	–
Central production overheads and production variances	–	–	–	–	–89	+1%	–	–
Other	–	–	–	–	–116	–9%	–116	–9%
Schering AG Group	4,341	763	3,578	+7%	494	+4%	494	+4%

Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under this approach, transfers from our centralized production facilities in Europe are charged to the segments at standard production cost. Research and development expenses are not included, as this function is managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses of our corporate research and development organization (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Central production overhead and production variances are allocated on the basis of the production supplied from our central production facilities to the individual segments.

Outlook

In the current fiscal year we expect the Schering AG Group to continue to generate an increase in sales in the mid single-digit range, representing a high single-digit increase after adjusting for currency effects and excluding effects from acquisitions and divestments. Sales trends will vary considerably in our Regions as a result of severe negative currency effects in some areas:

For our Europe Region we continue to expect solid and continuous growth in the upper single-digit range over the whole year despite slightly negative currency effects.

For our United States Region, which is at the focus of our growth strategy, we still predict strong sales growth of at least 15% over the previous year. After adjusting for currency effects we anticipate a sales growth in this Region of about 20% for the year as a whole.

Due to the very difficult monetary environment and the price cuts imposed by the Japanese Ministry of Health, Labour and Welfare, we anticipate a decrease in sales just in the double-digit range in our Japan Region compared to the previous year. After adjusting for currency effects, we expect only a moderate decline in sales in the low single-digit range.

Sales development in our Latin America/Canada Region will be greatly influenced by considerably weaker exchange rates against the euro in virtually all the countries in this Region. For the whole year we therefore expect that, despite continuing good volume/price growth, there will be a considerable downturn in sales which we predict will be in the mid ten-range below the previous year. After adjusting for currency effects, however, we expect a solid increase in sales in the high single-digit range.

In our Asia/Middle East Region we still expect strong business development over the entire year in the high single-digit range.

Excluding the one-off effects resulting in particular from the sale of our interest in Aventis CropScience and the acquisition of Leukine®, we expect double-digit growth in net income and earnings per share.

Berlin, October 18, 2002

Schering AG
The Executive Board

Review Report to the Interim Report

We have reviewed the accompanying balance sheet of the Schering AG Group at September 30, 2002, and the related statements of income and cash flows for period January 1 until September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give in all material respects a true and fair view in accordance with International Accounting Standards.

Berlin, October 21, 2002

BDO Deutsche Warentreuhand Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Dyckerhoff Wirtschaftsprüfer	Eckmann Wirtschaftsprüfer

Report of the Supervisory Board’s Audit Committee

At the meeting held on October 23, 2002, the Executive Board submitted and explained to the Audit Committee of the Supervisory Board the Interim Report Q1-3/2002 and the auditors’Review Report. Business developments, the profit situation, and the financial position of the company were discussed. The Audit Committee approved the Interim Report.

Berlin, October 23, 2002

Chairman of the Supervisory Board
Dr Giuseppe Vita

Further information

Valuation and accounting principles

In the preparation of Interim Reports, we apply the same valuation and accounting policies as in the preparation of our Annual Financial Statements. Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies. The Interim Report complies with International Accounting Standard IAS 34.

Changes in consolidated companies

The gene therapy company Collateral Therapeutics was included in the interim financial statements of the Schering AG Group for the first time on September 30, 2002.

Currency translation

The exchange rates of the currencies that are of particular importance to the Group developed as follows:

	Balance-sheet rate (EUR)		Average rate (EUR)
	Sept. 30, 2002	Sept. 30, 2001	Q1-3/2002	Q1-3/2001
1 US dollar	1.01	1.10	1.08	1.12
1 pound sterling	1.59	1.61	1.60	1.61
1 Brazilian real	0.26	0.41	0.40	0.49
100 yen	0.84	0.92	0.86	0.93

Potential risks In order to utilize the “ Safe Harbor”provision of the U. S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement.

Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U. S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.